

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3561

November 1, 2007

Robert J. Hanks
Chief Executive Officer
Harbor Acquisition Corporation
One Boston Place, Suite 3630
Boston, Massachusetts 02108

**RE: Harbor Acquisition Corporation**
**Preliminary Proxy Statement on Schedule 14A**
**Amendment 7 Filed October 18, 2007**
**File No. 001-32688**

Dear Mr. Hanks:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  We note your correspondence of October 30, 2007 and references to votes "in accordance with the majority of the IPO shares." Please revise to clarify if and how insiders' shares are taken into account when computing the anticipated majority vote of the "IPO shares."

General

2.  We note your response to comments one through three from our letter dated October 12, 2007. Please revise to state whether you may in the future require any conversion procedures other than those described in the proxy statement.

Base Salary, page 144
Annual Cash Incentive Bonuses, page 145

3. We note your revised disclosure in response to comment 14 from our letter dated October 12, 2007. Please disclose whether the actual thresholds that were used to award Messrs. Jensen, Miller, Bennett, and Jordan the maximum bonus awards based on 2006 EBITDA were higher than those achieved in 2005. We note that, while you now disclose adjusted EBITDA to be 17.0 million for the period ending December 31, 2006, you disclosed adjusted EBITDA to be only 16.6 million as of December 31, 2005 in the initial filing of your proxy statement.

   Additionally, please revise your disclosure to specifically address how the company arrived at the amounts awarded to, earned by, or paid to each of the named executive officers. Address how the results for each of the noted compensation performance elements support the base and incentive compensation awarded to each executive officer.

   When discussing each element of your named executive officers' compensation, please provide a more detailed analysis of how the company determined the amount of each element to pay to the named executive officers in 2006. See Regulation S-K Item 402(b)(1)(v). For example, clarify how you calculated the annual bonus that was paid to each of your named executive officers in 2006, based on the factors discussed in your summary of the annual cash incentive compensation. You should revise your compensation discussion and analysis to not only explain the elements of executive officer compensation, but to also analyze how those elements are calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation. Furthermore, for all of your performance-based compensation elements, clarify what goals and targets were exceeded, achieved, or underachieved for each named executive officer, and how the performance results for each element support the compensation.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters.  Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or James Lopez, who supervised the review of your filing, at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc:     John D. Chambliss (by facsimile)
        Facsimile:  617-305-3160